April 13, 2005



Mail Stop 0305

Via U.S. Mail and Facsimile

Richard Bryant
Chief Executive Officer and President
Elephant & Castle Group, Inc.
1190 Hornby Street
Vancouver, B.C. Canada V6Z 2K5

RE:	Elephant & Castle Group, Inc.
	Form 10-K for the Fiscal Year Ended December 26, 2004

      File No. 1-12134

Dear Mr. Bryant:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your filing in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

* * * * *
As appropriate, please respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 6. Selected Financial Data

1. Please revise your filing to include selected financial data for each of your last five years, as required by Item 301(a) of Regulation S-K.

2. Please revise your filing to present your data in the "selected financial data section" also on the basis of any reconciliations of such data to United States generally accepted accounting principles.
Refer to Instruction 6 of Item 301 of Regulation S-K.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

3. In future filings please expand your MD&A section to include an introductory section or overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. A good introduction or overview would:

* Include economic or industry-wide factors relevant to the company;
* Serve to inform the reader about how the company earns revenues and income, and generates cash;
* to the extent necessary or useful to convey this information, discuss the company`s lines of business, locations, and principle products and services ( but an introduction should not merely duplicate disclosures in the Description of Business section); and
* provide insight into material opportunities, challenges and risks, such as those presented by known trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.
      See FR-72 for guidance.

4. We remind you that under existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company`s critical accounting measurements. In this regard, please revise future filings to include a "Critical Accounting Policies" section within MD&A that includes, a discussion of your most critical accounting policies and estimates which appear to be impairment of long-lived assets and your valuation allowance for the deferred tax assets. Your discussion should address the factors as to how you arrived at the estimate(s), how accurate the estimate/assumption has been in the past, how much the estimate/assumptions has changed in the past and whether the estimate/assumptions is reasonably likely to change in the future. Additionally, you should consider the following when determining what other items should go in to your critical accounting policy disclosure:

* the nature of the estimate or assumptions is material due to levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
* the impact of the estimates and assumptions on financial condition or operating performance is material.

Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. See FR-72 for guidance.

5. Please revise your filing to include a tabular disclosure of your contractual obligations as of the most recent balance sheet date presented, as required by Item 303(a)(5) of Regulation S-K.

Item 7A Quantitative and Qualitative Disclosures about Market Risk

6. As it appears the Company has significant exposure to changes in foreign currency rates due to its Canadian operations, please revise to include the disclosures with respect to this market risk outlined in Item 305(a) of Regulation S-K. Note that the disclosures provided should be presented in one of the suggested formats outlined in Item
305(a) (i), (ii) or (iii) of Regulation S-K.





Item 8. Financial Statements

Consolidated Statement of Operations, page 4

7. Please revise future filing to present separately revenue and costs related to franchisor-owned restaurants from revenue and costs related to franchised restaurants or disclose why it is not practicable to do so. Also if there were significant changes in franchisor-owned outlets or franchised outlets during the year, the number of (a) franchises sold, (b) franchises purchased during the year, (c) franchised outlets in operation, and (d) franchisor-owned outlets in operation should be disclosed. As part of your response, please provide us with your proposed disclosure. Refer to the guidance in SFAS No. 45.

Note 2(l). Summary of Significant Accounting Policies, page 10

8. Please revise future filing to include the disclosures required by
SFAF No. 148 paragraph 2(e) (c) for all periods for which a statement of operations is presented. Also refer to paragraph B11 and B13 of SFAS No. 148 for further guidance. As part of your response, please provide us with your proposed disclosure.

Note 3. Property, Plant and Equipment, page 11

9. We note from your disclosure that your 2004 accumulated deprecation balance increased significantly in comparison to 2003 and the increase was not proportionate to the increase in total PP&E cost between the above mentioned comparable years. Given the magnitude of this increase, please explain in further detail the specific nature and timing of the events or circumstances that contributed to this increase. As part of your response, you should quantify the dollar impact of each component that contributed to your accumulated depreciation balance increase. If some or all of the increase was due to a change in estimate of useful lives and / or salvage value of your property, plant and equipment, please revise Note 2(c) to disclose all the relevant details of this fact (i.e. revised estimated useful lives etc.). Additionally, revise Note 16 to include the disclosures required by APB No. 20, as applicable.

Note 6. Financing Structure, page 12

10. We note from your disclosure that in consideration for the surrender of US$3,900,000 of the existing Senior Notes, the surrender of US$5,000,000 of the existing Junior Notes and the waiver of US$1,209,000 of accrued interest on these Notes that you issued US$4,204,000 of new Secured 14 % Notes, 3,653,972 of US $ 1.63
preferred shares (with an aggregate value of US$5,955,974) and a warrant to purchase 1,750,000 shares of common stock. Based on the above it appears that a debt extinguishment gain or loss should have been recognized for U.S. GAAP purposes. However, we note that no debt extinguishment gain or loss has been disclosed in the statement of operations or in the U.S. GAAP reconciliation included in Note
16.
In this regard, please fully and clearly explain to us why you concluded that there was no gain or loss associated with this
extinguishment of debt for U.S. GAAP purposes.   If you believe
the
fair value of the consideration issued in exchange for the debt obligations repaid was equal to the amount of debt obligations repaid, explain your basis for this conclusion. We may have further comments upon receipt of your response.

11. We note from your disclosure that you entered into a credit agreement with Crown, pursuant to where you borrowed CDN $5,000,000
(US $4,066,000). We also note that in connection with making this loan you also granted Crown warrants to purchase both common and preferred stock. We further note that your disclosure in Note 7 reflects the entire amount of US $4,066,000 as the balance in long-term debt associated with the Crown loan. Based on the above and the disclosures provided in Note 16, it appears that you did not assign a value to the aforementioned detachable warrants, and in-turn not recognizing a discount on the respective debt, as required by paragraph 16 and 17 of APB No.14. In this regard, please fully and clearly explain to us your accounting as it relates to this transaction for U.S. GAAP purposes or revise accordingly.

12. Please tell us whether the Series A Preferred shares provided for a beneficial conversion feature at the time they were issued under US
GAAP, or more specifically, EITF 00-27, and explain your planned accounting treatment with respect to any beneficial conversion feature for US GAAP purposes.

13. Please tell us how the Company has or plans to account for the arrangement under US GAAP with three senior managers of the Company where these parties will acquire 699,354 common shares and 487,196 preferred shares, representing 10% of outstanding shares of each class of stock, in exchange for US $215,000. As part of your response, please indicate how the purchase price for the shares to be acquired was determined and indicate whether any compensation expense will be recognized for US GAAP purposes. If not, please explain why.
Additionally, explain the US GAAP treatment to be used for the warrant to purchase an additional 5% of the Company`s common and preferred shares in exchange for US $108,000 that was also issued to management.

14. Also, please explain why the number of warrants to acquire common
and preferred shares as disclosed in Note 6(c) of 699,354 and
487,196
do not agree to the number of common and preferred stock warrants issued to management as disclosed in the tables of outstanding common and preferred stock warrants indicated by (ii), (iii) and (vi) in
Note 8(h) of 899,767 and (i) in Note 8(i) of 295,799.

Note 8. Capital Stock, page 21

(f) Stock option plans
15. As required by paragraph 47(a) of SFAS 123, please revise future filings to disclose the number and weighted-average exercise prices of options that are exercisable at the end of the each year a statement of operations is presented. Additionally revise your filing to include the disclosures required by paragraph 48 of SFAS No. 123.

(b)(i) Voting Rights

16. We note the disclosure indicating that the Series A Preferred Shares have voting rights equal to the number of Common Shares into which the Series A Preferred Shares may be converted, or three votes per Series A Preferred Shares. Based on the number of Series A Preferred Shares received by the GE Investment Private Placement Partners II (GEIPPPII) in the transaction disclosed in Note 6, it appears that GEIPPPII now has voting control over the Company`s operations. Please revise future filings to clearly disclose the nature of this control relationship in the notes to the Company`s financial statements. Although your current disclosures in Note 6 indicate that GEIPPPII, Crown and Management have entered into an inter-shareholder agreement, under which GEIPPPII can appoint two nominees to the board of directors and Crown and management can each appoint one nominee to the board, it is not clear from your current disclosures that GEIPPII has voting control over your operations. Refer to the disclosure requirements of paragraph 2 of SFAS No.57. If you do not believe the Series A Preferred Shares provide GEIPPPII with voting control over the Company`s operations, please explain in detail your basis for this conclusion.

(h) and (i) Common and Preferred Stock Warrants

17. Please tell us and revise the notes to your financial statements to explain in further detail the terms or restrictions associated with the warrants granted to certain management shareholders, Crown and GEIPPPII on December 17, 2004. Your response and your revised disclosure should also explain the date from which the warrants are first exercisable. Refer to the requirements of 4-08(i) of Regulation
S-X. Additionally, please tell us and revise the notes to your financial statements to explain how you valued and accounted for the warrants issued to each of these parties for both Canadian and US GAAP purposes. We may have further comment upon receipt of your response.





Note 11. Commitments, page 24

18. In future filings, please revise the notes to the Company`s financial statements to include the disclosures required by paragraph
16c of SFAS No.13 with respect to the Company`s lease arrangements.

Note 13. Income Taxes, page 26

19. In future filings please revise the notes to your financial statements to include a reconciliation of the Company`s statutory tax rate to its effective tax rate for each period presented. Refer to the requirements of paragraph 47 of SFAS No.109. Also, revise to disclose the domestic and foreign components of your pre-tax earnings. Refer to the requirements of Rule 4-08(h) of Regulation S-
X.

Note 16. Differences Between Canadian and United States Generally
Accepted Accounting Principles (Canadian GAAP and US GAAP)
(b) Reconciliation of total assets, liabilities and shareholders` equity (deficit), page 29
(c) Reconciliation of earnings (loss) reported in accordance with Canadian GAAP and US GAAP, page 30

20. Revise to quantify the impact of each of the differences in accounting between Canadian and US GAAP on the Company`s total assets, liabilities and stockholders` equity for each period presented. The reconciliation provided for each period should separately show the impact that each difference in accounting had on your total assets, total liabilities and total stockholders` equity or deficit.

21. Revise Note 16 in future filings, to discuss the classification difference between Canadian and US GAAP with respect to the impairment charge recognized with respect to the Company`s Calgary AB and Saskatoon SK restaurant locations during 2004. Since the charge relates to restaurants that are currently in operation, it appears this charge should be classified as a component of income from restaurant operations for US GAAP purposes.

22. Please revise your filing to include for each period for which a statement of operations is presented and required to be reconciled to generally accepted accounting principles in the United States, either a statement of cash flow prepared in accordance with generally accepted accounting principles in the United States or with International Accounting Standard No. 7. Alternatively, furnish in a note to the financial statements a quantified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in United States (U.S. GAAP). This disclosure should include but not be limited to non-cash investing and financing activities, presentation of line items on a gross rather than net basis, discussion of the differences in the definition of "cash" and "cash equivalents", and discussion in differences in cash flows statement classification. Refer to the guidance outlined in Item 17 (c) (iii) of Form 20-F.

23. Please revise to disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to due so would have been antidilutive for the periods presented. Also, revise to include a reconciliation of the weighted average shares used in your basic and diluted earnings per share computation. Refer to the requirements of paragraph 40 of SFAS No. 128.

Financial Statement Schedules

24. Please file financial statement schedule II for each period, which an audited income statement is presented in the filing. Among other items that may be required, your schedule should include the valuation allowance for deferred tax assets. The schedule should be examined by your independent accountants. Refer to Rule 5-04 of Regulation S-X.

Other
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Jeff Jaramillo at (202) 824-5566 or Linda Cvrkel,
Branch Chief, at (202) 942-1936 if you have questions regarding these comments. Please contact Max Webb, Assistant Director, at (202)
942-
1850 with any other questions.



							Sincerely,


							Linda Cvrkel
							Branch Chief


Via facsimile: Roger Sexton, Chief Financial Officer
		(604) 684-8595












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Richard Bryant
Elephant & Castle Group, Inc.
April 13, 2005
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